PRESS RELEASE

Aya Gold & Silver Reports Q2-2026 Results and Delivers Record Operational Performance

Montreal, Quebec, August 13, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Company”) today announced its financial and operational results for the second quarter ended June 30, 2026. All amounts are in U.S. dollars unless otherwise noted.
Q2-2026 Highlights
Financial Highlights
•Revenue of $97M, up 151% year-over-year ("YoY") reflecting a higher average net realized silver equivalent ("AgEq") price and higher ounces ("oz") sold.
•Average net realized silver equivalent price of $64.22/oz, up 90% YoY.
•Net income of $35M (basic EPS of $0.24 and diluted EPS of $0.23), up 305% YoY from net income of $9M (basic EPS of $0.07 and diluted EPS of $0.06) in Q2-2025.
•Operating cash flow of $48M, up 522% YoY driven by stronger production, higher realized AgEq prices and lower cash costs.
•Cash and cash equivalents of $183M supporting the development of the Boumadine Project ("Boumadine")1 compared to $136M as of December 31, 2025. This excludes $16M of restricted cash.
Operational Highlights
•Consolidated production of 1.7 million ounces ("Moz") AgEq, up 61% YoY, including 1.5 Moz Ag and 0.2 Moz AgEq2 respectively from the Zgounder Mine ("Zgounder") and the Boumadine pyrite reclaim operation3. Production at Zgounder was up 18% quarter-over-quarter ("QoQ").
•Cash costs2,4 of $16.82/oz AgEq, a 9% decrease QoQ driven by increased consolidated ounces sold.
•Record processing rate averaging 3,889 tonnes per day (“tpd”), representing a 7% increase QoQ; combined mill recovery averaged 91.2%.
•Record mining rate averaging 4,880 tpd for the combined open pit and underground operations.
Development and Exploration
•Completed approximately 50,567 metres ("m") of drilling at Boumadine and 4,440 m at Zgounder in Q2-2026. At Boumadine, drilling intersected a new mineralized parallel structure below the current resource pit shell, while results at Zgounder continued to confirm strong continuity and extensions of high-grade silver mineralization beyond current resource boundaries.

Corporate Highlights
•Aya listed on the Nasdaq under the ticker AYA (May 4, 2026).
•Aya was added to the VanEck Gold Miners ETF ("GDX") (June 16, 2026).
•Shareholders elected two new independent directors at the 2026 Annual General Meeting: Ms. Krystal Ramsden, BASc (Mineral Engineering), MA, PhD and Mr. Yves Bonin, FCPA, FCA.
•The Board appointed Ms. Ghislane Guedira, a seasoned mining executive based in Morocco, as Chair of the Board. Women now comprise 50% of Board members and all Board members, except for the CEO, are independent.

“Q2 was a record operating quarter for Aya. Zgounder delivered record mining and processing rates, demonstrating the plant’s ability to operate at sustained rates well above the nameplate capacity and in line with the updated Zgounder Technical Report. This strong operational performance is translating into lower cash costs, increased operating leverage and strong cash flow generation, while keeping us firmly on track to deliver our 2026 guidance.” said Benoit La Salle President & CEO.
"At the same time, we continue to advance our district-scale Boumadine project, including infill drilling ahead of an updated MRE and PEA. These achievements reflect the strength of our assets and the execution capabilities of our team, positioning Aya for continued growth and long-term value creation."
Financial Review
Revenue totaled $97M in Q2-2026, up 151% YoY, driven by higher average net realized price of $64.22/oz AgEq (up 90%), and increased consolidated ounces sold, of 1.5 Moz AgEq (up 32%).
Net income of $35M (basic EPS of $0.24 and diluted EPS of $0.23) increased from $9M (basic EPS of $0.07 and diluted EPS of $0.06) in the prior year. The increase was driven by stronger operating income, partly offset by a higher effective tax rate. Included in Q2-2026 net income are approximately $5M of costs, primarily related to professional fees incurred in connection with the Company's previously disclosed litigation with Duro Felguera S.A. ("DF")5, which remains ongoing, and costs associated with the Company's Nasdaq listing.
Aya generated $48M in cash flow from operating activities in the second quarter including $45M before changes in working capital. Exploration expenditures of $11M were focused on infill drilling program to support the Boumadine feasibility study, and $11M was invested in capital projects at Zgounder. Capital expenditures remained focused on mine infrastructure development and other site optimization projects to support higher throughput. Phase 2 of the tailings storage facility (TSF) was completed in early Q3-2026, as planned. Underground development continued with decline advancement and infrastructure improvements to enhance mine access, ventilation and safety, while supporting underground production and exploration at depth. The open pit is now fully operational and integrated into production.
The quarter ended in a strong financial position, including $183M in cash and cash equivalents and $16M of restricted cash. During the quarter, the Company reimbursed $15M to EBRD for the facility it had engaged and announced on May 12, 2025. The facility is now fully repaid, ahead of maturity.
Financial Highlights (in thousands of US$, except per share amounts)

	Q2-2026	Q2-2025	Change Q2 vs Q2	YTD 2026	YTD 2025	Change YTD
Revenue - Silver (D)*	90,321	38,615	134%	205,095	72,446	183%
Revenue - Pyrite (E)	6,473	-	NM	8,973	-	NM
Revenues (F)	96,794	38,615	151%	214,068	72,446	195%
Cost of Sales	33,381	29,673	12%	66,894	53,257	26%
Gross Profit	63,413	8,942	609%	147,174	19,189	667%
Operating Income	53,155	7,669	593%	130,742	10,995	1,089%
Income before Income Taxes	56,509	10,443	441%	132,801	21,106	529%
Net Income	35,038	8,641	305%	83,567	15,571	437%
Operating Cash Flow	48,402	7,787	522%	118,573	15,706	655%
Cash and cash equivalents	182,808	113,832	61%	182,808	113,832	61%
Total Assets	702,294	565,774	24%	702,294	565,774	24%
Total Non-Current Financial Liabilities	57,107	83,976	(32)%	57,107	83,976	(32)%
Working Capital[6]	144,771	88,403	64%	144,771	88,403	64%
EPS
Income Per Share (EPS) - Basic	0.24	0.07	243%	0.58	0.12	383%
Income Per Share (EPS) - Diluted	0.23	0.06	283%	0.56	0.11	409%
*NM – Not Meaningful
Operational Review
Consolidated silver equivalent production reached 1.7 Moz AgEq, up 61% YoY, and included 1.5 Moz of silver from Zgounder and 0.2 Moz AgEq2 from the Boumadine stockpile reclaim operation launched in Q4-2025. Consolidated production was up 12% QoQ, with cash costs averaging $16.82/oz AgEq sold4.
Zgounder Silver Mine
Zgounder produced 1.5 Moz of silver in Q2-2026, an increase of 43% YoY reflecting the ramp-up of mining and milling operations. Silver production increased 18% QoQ reflecting continued operational improvements and a rebound from the seasonally lower first quarter.
Cash costs per silver ounce sold4 of $17.69 decreased 17% and 5%, respectively, from Q2-2025 and Q1-2026, driven in both cases by higher throughput, increased production volumes and efficiencies from optimization initiatives. Unit costs in the quarter also benefited from a strip ratio of 10, reflecting continued mining of ore-rich zones.
During the quarter, the mill processed 353,888 tonnes ("t") of ore (3,889 tpd), while maintaining strong mill availability and metallurgical recovery. Mining operations achieved record production rates across both underground and open-pit operations during the quarter. The Company advanced phase 2 of the tailings storage facility during the second quarter, with construction completed shortly after quarter-end. Zgounder now has approximately three years of tailings storage capacity.
The ore stockpile increased to 373,884 t during the quarter.
Boumadine Pyrite Reclaim Operation
During Q2-2026, the pyrite reclaim operation produced 187,784 oz AgEq (Au:Ag ratio of 61:1)1,2. At the end of Q2-2026, crushed inventory stood at 298,977 oz AgEq equivalent, located at various ports, awaiting shipment. Reclaimed pyrite inventory is increasing in preparation for bulk shipments in H2-2026, in addition to ongoing containerized shipments.

The reclamation and sale of the historical pyrite stockpile at Boumadine, announced on November 19, 2025, is expected to be of limited duration, lasting approximately 20 to 24 months from that date, or until the stockpile is depleted. The overall Boumadine polymetallic project remains at the exploration and evaluation stage and is not in commercial production.
Operational Highlights

	Q2-2026	Q1-2026	Change Q2 vs Q1	Q2-2025	Change Q2 vs Q2	YTD 2026	YTD 2025	Change YTD
Zgounder
Ore Mined (tonnes)	444,106	411,766	8%	241,288	84%	855,872	435,949	96%
Average Grade Mined (g/t Ag)	137	135	1%	138	(1)%	136	144	(6)%
Ore Processed (tonnes)	353,888	326,949	8%	273,471	29%	680,837	523,214	30%
Average Grade Processed (g/t Ag)	141	140	1%	140	1%	141	151	(7)%
Combined Mill Recovery (%)	91.2%	89.4%	1.8%	86.5%	4.7%	90.3%	84.4%	5.9%
Milling Operations (tpd)	3,889	3,633	7%	3,005	29%	3,762	2,891	30%
Silver Produced (oz)	1,489,526	1,265,012	18%	1,042,317	43%	2,754,538	2,110,970	30%
Silver Sold (oz) (A)	1,322,585	1,375,930	(4)%	1,140,452	16%	2,698,515	2,202,017	23%
Cash Costs per Silver Ounce Sold[4]	17.69	18.64	(5)%	21.26	(17)%	18.18	20.14	(10)%
Production Costs per Tonne Processed[4]	55.61	65.89	(16)%	82.41	(33)%	60.55	78.16	(23)%
Average Net Realized Silver Price ($/oz) (D/A)	68.29	83.42	(18)%	33.86	102%	76.00	32.90	131%
Boumadine Reclaim Operations
Ore Processed (tonnes)	17,153	21,814	(21)%	-	NM	38,967	-	NM
Average Grade Processed (g/t Ag)	179	181	(1)%	-	NM	180	-	NM
Average Grade Processed (g/t Au)	2.43	2.50	(3)%	-	NM	2.47	-	NM
Silver Produced (oz)	100,721	127,406	(21)%	-	NM	228,127	-	NM
Gold Produced (oz)	1,414	1,757	(20)%	-	NM	3,171	-	NM
Silver Equivalent Produced (oz)	187,784	227,802	(18)%	-	NM	415,586	-	NM
Silver Equivalent Sold (oz) (B)	184,536	50,431	266%	-	NM	234,967	-	NM
Cash Costs per Silver Equivalent Ounce Sold[2,4]	10.58	11.86	(11)%	-	NM	10.85	-	NM
Average Net Realized Silver Equivalent Price ($/oz) (E/B)	35.08	49.57	(29)%	-	NM	38.19	-	NM
Consolidated Operations
Silver Equivalent Produced Consolidated (oz)	1,677,310	1,492,814	12%	1,042,317	61%	3,170,124	2,110,970	50%
Silver Equivalent Sold Consolidated (oz) (C)	1,507,121	1,426,361	6%	1,140,452	32%	2,933,482	2,202,017	33%
Average Net Realized Silver Equivalent Price ($/oz) (C/F)	64.22	82.22	(22)%	33.86	90%	72.97	32.90	122%
Cash Costs per Silver Equivalent Ounce Sold[2,4]	16.82	18.40	(9)%	21.26	(21)%	17.59	20.14	(13)%
*NM – Not Meaningful
2026 Development and Exploration
Zgounder
In Q2-2026, Aya completed 4,440 m of diamond drilling, bringing year-to-date drilling to 10,278 m advancing approximately 34% of its 2026 exploration program. Drilling continued to intersect high-grade silver mineralization across key near-mine targets, including previously reported intercepts of up to 1,867

g/t Ag over 6.0 m (Hole ZG-RC-26-946). Development of the 1,825-metre exploration drift advanced during the quarter, supporting H2-2026 drilling beyond the Western Fault, while regional exploration commenced at North Zgounder targeting silver-gold-copper anomalies.
Boumadine
In Q2-2026, 50,567 m of diamond drilling was completed at Boumadine, bringing year-to-date drilling to 93,394 m and advancing approximately 47% of its 2026 program. Drilling continued to confirm the continuity and high-grade nature of the Boumadine Main Trend, while identifying new parallel mineralized structures with potential to expand Mineral Resources and extend the open pit at depth. Previously reported highlights included hole BOU-DD25-745, which intersected 890 g/t AgEq over 51.5 m, along with additional high-grade intercepts.
Corporate Highlights
During the quarter, Aya achieved several corporate milestones, including the commencement of trading of its common shares on Nasdaq while maintaining its listing on the TSX. Aya was subsequently included in the VanEck Gold Miners ETF (GDX), increasing the Company’s exposure to a broader global investor base. At the 2026 Annual General Meeting, shareholders elected the Company’s Board of Directors, including new independent directors Ms. Krystal Ramsden and Mr. Yves Bonin, bringing additional expertise and perspectives to the Board. The Board also appointed Ms. Ghislane Guedira as Chair, leveraging her extensive mining, financial, and Morocco-based experience as Aya advances its growth strategy. With these appointments, women now represent 50% of Aya’s Board of Directors.
2026 Outlook
2026 operation outlook remains unchanged from the outlook disclosed in the Company’s March 31, 2026 news release.
Recent Developments
On August 6, 2026, Aya announced the completion of its acquisition of a strategic exploration portfolio comprising three mining licenses and 18 exploration permits covering approximately 259 km² across three distinct exploration projects in Morocco: Zagora, Agadir-Melloul and Goulmim. The portfolio is located within highly prospective and underexplored mineral belts in Morocco. The total consideration for the acquisition was MAD 10 million, with additional contingent payments that may become payable to the sellers, as described in the Company’s June 30, 2026 Management's Discussion and Analysis ("MD&A"). Certain customary post-closing administrative formalities in Morocco remain. For further details regarding the acquisition and the terms of the transaction, please refer to the Company’s press release dated August 6, 2026, and the Company's Q2-2026 MD&A, available on the Company's website, SEDAR+ and EDGAR.

Q2-2026 Conference Call Details
Aya will release its second quarter 2026 financial results on Thursday, August 13, 2026, after market close. Management will host a conference call on Friday, August 14, at 10 a.m. ET to discuss the results and provide a corporate update.
Participants may join the conference call via webcast or by dialing-in as follows: https://edge.media-server.com/mmc/p/dxfp7nfq
Webcast link: Instructions for obtaining conference call dial-in numbers:
1.Click on the following call link and complete the online registration form https://register-conf.media-server.com/register/BIbcd8c09fafbf44cc9a50b203d18e179d
2.Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
3.Select a method for joining the call: a) Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone; or b) Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.
Qualified Person
The scientific and technical information contained in this press release have been reviewed and approved by David Lalonde, B. Sc, Vice-President, Exploration, and Raphaël Beaudoin, P.Eng, Vice-President, Operations of Aya, both of whom are each a “Qualified Person” as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").
The NI 43-101 technical reports referenced herein are available under the Company’s profile on SEDAR+, on EDGAR, and on the Company’s website. For more information on the technical reports referenced herein, you may refer to section "Technical Reports" below.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Company has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a sizable mineralized footprint, and potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.

Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Company’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”, “objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the average net silver equivalent ("AgEQ") price estimates; cash costs estimates; the development of the Company's mining assets; the potential for expansion and extension of the Company's mining assets; the 2026 guidance and operation outlook; the Company achieving its 2026 guidance; the Company's vision; the Company's expectations that cash and cash equivalents will support the development of Boumadine; the Company's commitment to delivering sustainable value for shareholders, employees and host communities; the Company's key priorities, strategies and objectives for 2026; the Company's estimate on tailings storage capacity for Zgounder; Aya's growth strategy; the updated Boumadine preliminary economic assessment (including update of the mineral resource estimate), content and timing thereof; the 2025 PEA; the Boumadine feasibility study and timing thereof; the Company's assessment of the strength of its mining assets; Boumadine operational targets, goals and timing thereof, including timing for shipment in bulk of pyrite inventory in H2-2026 and the duration of the pyrite reclaim initiative to be 20-24 months; the Company's 2026 exploration program and future drilling targets; the potential of any new mineralized structure; the completion of the post-closing formalities in Morocco following the acquisition of the portfolio of mining licences and exploration permits in Zagora, Agadir-Melloul and Goulmim; commodity prices; and the Company’s future operating results, economic performance, and objectives.
Forward-looking statements contained in this press release are based upon a number of factors, assumptions and information currently available to management that Aya believes to be reasonable at the time of the statements. Key assumptions upon which Aya’s forward-looking information is based include Aya’s ability to raise additional financing when needed and on reasonable terms; Aya’s ability to achieve current exploration, development and other objectives concerning Aya’s properties; Aya’s expectation that the current price and demand for gold and silver and other commodities will be sustained or will improve;

Aya’s ability to obtain, maintain and renew requisite licenses, permits, and necessary governmental approvals; Aya’s ability to attract and retain key personnel; general business and economic conditions, including competitive conditions in the market in which Aya operates; Aya's assumption that applicable tax rates and taxation regimes will remain substantially unchanged from current levels; Aya's assumptions that rates indices will remain within ranges consistent with current levels; Aya's assumptions with respect to the outcome of any ongoing litigation; the updated Boumadine preliminary economic assessment and the Boumadine feasibility study to be completed on the timeline anticipated; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; Aya's assumption that current performance is sufficient to support the achievement of the 2026 guidance; the absence of force majeure events, including natural disasters, pandemics, geopolitical disruptions, wars or other extraordinary events, that could materially affect the Company's operations or development plans; the availability of qualified contractors, equipment and supplies required to execute the Company's operational, exploration and development plans; applicable laws and regulations remain substantially unchanged from those currently in effect in Canada and Morocco; Aya's assumption that weather and environmental conditions at its operating sites will remain within ranges consistent with historical norms; the Company's ability to meet current and future obligations; the availability and cost of inputs; foreign exchange rates; Aya's ability to complete the post-closing formalities in Morocco following the acquisition of the portfolio of mining licences and exploration permits in Zagora, Agadir-Melloul and Goulmim; and other assumptions and factors generally associated with the mining industry.
Notwithstanding the foregoing, these forward-looking statements and underlying assumptions are inherently subject to significant business, economic and competitive uncertainties and contingencies which means that actual results performance, prospects and opportunities in future periods can differ materially from those expressed or implied with such forward-looking statements. A number of factors could cause actual results, performance or achievements to differ materially from the results expressed or implied in the forward-looking statements. These factors include, without limitation, Aya’s ability to execute plans relating to its Zgounder Silver Mine and the Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel oil and electricity); restrictions on mining in the jurisdictions in which Aya operates; change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Company’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain, maintain and renew necessary permits and licenses in due time and under conditions acceptable for Aya; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain and maintain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; general economic conditions; commodity prices; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure, including war or geopolitical disruption; climate risks; climate changes; weather disruptions; the effectiveness of our internal control over financial reporting; risks related to competition in the mining industry; changes in technology; risks associated with the use of artificial intelligence (AI); and other risks described in the Company’s documents filed with securities regulatory authorities. Further information with respect to these and other risks can be found in the “Risks and Uncertainties” section of the MD&A, and in other filings with the securities regulatory authorities, including the “Risk Factors” set forth in the Company's most recent Annual Information Form, available on SEDAR+ and on EDGAR.
These factors are not intended to represent a complete list of the factors that could affect Aya. These factors should be considered carefully and prospective or existing investors should not place undue reliance on any forward-looking statements contained in them.
Forward-looking statements and other information contained herein concerning, among other things, mineral exploration and management’s general expectations concerning the mineral exploration industry, are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis as well as assumptions based on data and knowledge of the industry which management believes to be reasonable, including, among other things, the ability to obtain any requisite Moroccan governmental approvals, the accuracy of mineral reserve and mineral resource estimates, silver price, exchange rates, fuel and energy costs, future economic conditions and courses of action. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties, and industry data is subject to change based on various factors. Readers are cautioned that the foregoing risk factors and assumptions are not exhaustive of all risk factors and assumptions which may have been used. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.
All of the forward-looking statements made in this press release and the documents incorporated by reference herein are qualified by these cautionary statements, and other cautionary statements or factors contained herein. Although Aya believes its expectations are based upon reasonable assumptions and has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding Aya’s business plans, financial performance and condition, and may not be appropriate for other purposes.
The forward-looking statements and other information contained herein are made only as of the date hereof. Aya disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.
Technical Reports
Boumadine Project
The preliminary economic assessment for the Boumadine project titled “Preliminary Economic Assessment for the Boumadine Polymetalic Project, Kingdom of Morocco” with an effective date November 4, 2025 and filed on SEDAR+ on December 18, 2025 (the “2025 PEA”), is based on an updated mineral resource estimate effective as of February 24, 2025, disclosed in a technical report titled “Technical Report and Updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco” dated as of March 31, 2025, and filed on SEDAR+ as of such date. The key assumptions, parameters and methods used to estimate the mineral and the identification of known legal, political, environmental or other risks that could materially affect the potential development of the mineral resources are described in the 2025 PEA.
The 2025 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2025 PEA will be realized.
Zgounder Project
The Zgounder technical report for the Zgounder project titled “Technical Report – Updated Mineral Resource and Mineral Reserves Estimate of the Zgounder Silver Mine Operation, Kingdom of Morocco” dated as of December 16, 2025, and filed on SEDAR+ as of such date (the “Zgounder Technical Report”), is based on a mineral resource estimate as of June 30, 2025, and a mineral reserve estimate as of September 30, 2025. The key assumptions, parameters and methods used to estimate the mineral and the identification of known legal, political, environmental or other risks that could materially affect the potential development of the mineral resources are described in the Zgounder Technical Report.
Notes to Investors on Mineral Resources and Mineral Reserves
Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources will be converted to mineral reserves.
Non-GAAP Measures
The Company has included certain non-GAAP financial measures and non-GAAP ratios in this press release, including “Cash costs per silver equivalent ounce sold" (“AgEq ounce”), "Production cost per tonne”, and “Available liquidity”, to supplement its unaudited consolidated financial statements, which are prepared in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this document.
The Company believes that these measures, together with IFRS measures, provide investors with enhanced transparency and a better ability to evaluate the Company’s underlying operating performance and liquidity. Cash cost per silver equivalent ounce sold and Production cost per tonne are widely used in the mining industry as performance benchmarks. However, our non-GAAP measures do not have standardized meanings prescribed under IFRS and may not be comparable to similar measures reported by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Silver Equivalent Ounces Sold (“AgEq”)
Silver equivalent ounces are calculated by converting gold production into silver ounces using relative metal prices for the applicable reporting period. AgEq ounces allow the Company to present consolidated production and cost metrics on a comparable basis, as its operations may produce more than one metal.
AgEq ounces are provided for additional information purposes only.
Cash Costs per AgEq Ounce Sold and Production Costs per Tonne Processed
Cash costs per AgEq ounce sold and production costs per tonne processed are non-GAAP measures used by management to monitor and evaluate operating performance at both the mine and consolidated levels, in conjunction with the most directly comparable IFRS measures where applicable.
These metrics are widely reported in the mining industry as benchmarks for cost performance. Management and investors use them to assess the Company’s cost structure and operating efficiency, to compare operating performance with industry peers, and to evaluate the performance of individual mining operations within the Company’s portfolio.
Where applicable, cost metrics are calculated in a manner consistent with the guidelines published by the World Gold Council (“WGC”).
Cash Costs per AgEq Ounce Sold
Cash costs per AgEq ounce sold are calculated by:
•Starting with cost of sales as reported in the consolidated statements of comprehensive income (IFRS measure):
•Excluding non-cash items of share-based payments expense, depreciation and depletion included in cost of sales as these items do not reflect current period cash expenditures;
•Adding treatment, smelting and refining costs as management believes these costs provide a more comprehensive representation of total cash costs associated with production; and
•Dividing the resulting amount by the total AgEq ounces sold during the period.
Cash costs per AgEq ounce sold are intended to reflect the cash expenditures directly associated with production during the period and are used by management to evaluate the Company’s operating efficiency and cost performance.

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Zgounder Silver Mine – Morocco	2026	2025	2026	2025
Cost of sales ("COS")[7]	31,428	29,673	64,343	53,257
Share-based payments expense	(615)	(271)	(1,258)	(575)
Depreciation and depletion	(7,711)	(5,249)	(14,599)	(8,886)
Inventory write-down	-	(135)	-	(135)
Treatment, smelting and refining costs[8]	300	228	569	681
Operating cash costs (A)	23,402	24,246	49,055	44,342
Total silver sales (oz) (B)	1,322,585	1,140,452	2,698,515	2,202,017
Cash cost per silver ounce sold (A/B)	17.69	21.26	18.18	20.14

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Boumadine Pyrite Stockpile Project – Morocco	2026	2025	2026	2025
Cost of sales[7]	1,953	-	2,551	-
Operating cash costs (C)	1,952	-	2,550	-
Total silver equivalent sales (oz of AgEq) (D)	184,536	-	234,967	-
Cash cost per AgEq ounce sold (C/D)[2]	10.58	-	10.85	-

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
Combined projects – Morocco	2026	2025	2026	2025
Cost of sales[7]	33,381	29,673	66,894	53,257
Share-based payments expense	(615)	(271)	(1,258)	(575)
Depreciation and depletion	(7,712)	(5,249)	(14,600)	(8,886)
Inventory write-down	-	(135)	-	(135)
Treatment, smelting and refining costs[8]	300	228	569	681
Operating cash costs (E)	25,354	24,246	51,605	44,342
Total silver equivalent sales (oz of AgEq) (F)	1,507,121	1,140,452	2,933,482	2,202,017
Cash cost per AgEq ounce sold (E/F)	16.82	21.26	17.59	20.14

Production Costs per Tonne Processed
Production costs per tonne processed is calculated by:
•Starting with production costs (IFRS measure), less production costs of Boumadine equals production costs of Zgounder; and
•Dividing total production costs of Zgounder by the total tonnes processed during the period.
Production costs per tonne processed is used by management to assess processing efficiency, cost control relative to throughput levels, and overall operational performance.

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2026	2025	2026	2025
Production costs	20,151	22,537	41,756	40,893
Less: Production costs Boumadine	472	-	534	-
Production costs Zgounder	19,679	22,537	41,222	40,893
Ore processed (tonnes)	353,888	273,471	680,837	523,214
Production Costs per Tonne Processed	55.61	82.41	60.55	78.16
1.The overall Boumadine polymetallic project remains at the exploration and evaluation stage and is not in commercial production. For additional details on Aya's 2025 PEA, refer to the Company’s press releases dated November 4, 2025, and December 18, 2025.
2.Cash costs per AgEq ounce sold at Boumadine were negatively impacted by changes in the gold-to-silver ratio during the quarter. As commodity prices increased, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Company’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 61:1 during Q2-2026 and 59:1 year-to-date 2026. Had the 80:1 ratio been applied during YTD-2026, reported AgEq production would have been approximately 26,366 ounces higher in Q2-2026 and 66,229 ounces higher during year-to-date 2026. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.
3.Announced on November 19, 2025, the Boumadine pyrite reclaim operation is expected to be a limited duration of 20 to 24 months.
4.Non-GAAP Measures. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers. Refer to the "Non-GAAP Measures" section in this press release for reconciliations and detailed descriptions of these measures.
5.The professional fees relate primarily to the Company's previously disclosed litigation with DF under the EPC Agreements, including ongoing appeal proceedings in Spain and arbitration proceedings before the International Chamber of Commerce. See the Company's Q2-2026 MD&A for additional information regarding these proceedings.
6.Non-GAAP Measures, consisting of current assets of $286,306 less current liabilities of $141,535 (March 31, 2026, current assets of $256,947 less current liabilities of $115,568 and June 30, 2025, current assets of $179,598 less current liabilities of $91,195).
7.As per note 12 of the FS for the total cost of sales.
8.As per note 11 of the FS for treatment, smelting and refining costs reported as net of sales.